UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 20, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Idenix Pharmaceuticals, Inc.

File No. 000-49839- CF#28805

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Idenix Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension to a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 29, 2009.

Based on representations by Idenix Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.2   through September 16, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel